EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$3,563,981.79	0.0001102	$392.75
Total Transaction Valuation	$3,563,981.79
Total Fees Due for Filing			$392.75
Total Fees Previously Paid	—		$385.70
Total Fee Offsets
Net Fee Due			$7.05

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